

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Ernest Miller
Chief Executive Officer
Verde Clean Fuels, Inc.
600 Travis Street, Suite 5050
Houston, Texas 77002

> **Re: Verde Clean Fuels, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 20, 2023**
> **File No. 333-271360**

Dear Ernest Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 20, 2023

Cover Page, page 0

1.   We note your disclosure of the purchase price for certain securities being registered for resale. For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Prospectus Summary, page 8

2. We note you disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price and the likelihood that warrant holders will not exercise their warrants if the warrants are out of the money. Provide similar disclosure in the risk factors and MD&A. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Risk Factors
Risks Related to Ownership of Our Securities and Other General Matters
Future sales and issuances of our Class A Common Stock could result in additional dilution..., page 36

4. We note your disclosure highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A Common Stock. We note your illustration of this risk by disclosing the current percentage of shares being registered for resale out of the total number of shares outstanding. Also disclose the purchase price of the securities being registered for resale and state that even though the current trading price is at or below the SPAC IPO price, the private investors may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 57

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. We also note your discussions with financing sources. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that to Bluescape Clean Fuels Holdings, LLC, "Holdings," a beneficial owner of 73.14% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Anne Peetz, Esq.